Via Facsimile and U.S. Mail
Mail Stop 6010

January 18, 2007

James R. Musick
President, Chairman of the Board, Chief
Executive and Chief Financial Officer
Vitro Diagnostics, Inc.
12635 E. Montview Blvd
Aurora, Co 80045

Re: **Vitro Diagnostics, Inc.**
        Item 4.01 Form 8-K
        Filed January 16, 2007
        File No. 000-17378

Dear Mr. Musick:

        We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Item 4.01

1. We note you have engaged the accounting firm of Schmacher & Associates, Inc. to audit your year ended October 31, 2006 financial statements. We also note that the firm of Schmacher & Associates, Inc. has not applied for registration with the Public Company Accounting Oversight Board (PCAOB). Section 102 of the Sarbanes-Oxley Act of 2002 makes it unlawful after October 22, 2003 for any person that is not a registered public accounting firm (i.e. registered with the PCAOB) to prepare or issue, or to participate in the preparation or issuance of, any audit report (or review report) with respect to any issuer. You must engage a

new accountant that is a publicly registered accounting firm to perform review or audit work for the company. Please file a new Item 4 Form 8-K after you have engaged new accountants that are registered with the PCAOB. Provide all of the disclosures required by Item 304 of Regulation S-B regarding the period of engagement of Schmacher & Associates, Inc. which should include an Exhibit 16 letter from Schmacher & Associates, Inc.

As appropriate, please respond to this comment within five business days or tell us when you will respond. Please furnish a cover letter with your response that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3649.

Sincerely,

Vanessa Robertson
Staff Accountant